AB

SECURITIE[illegible] SION

03014179

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52396

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Distribution Services (USA), Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Road
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John P. Coary (610) 382-8630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street, 25th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. Coary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABN AMRO Distribution Services(USA), Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer & Financial Operations Principal
Title

Notary Public

EILEEN M. ALLEN
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Jan. 10, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABN AMRO Distribution Services (USA), Inc.
(SEC I.D. No. 8-52396)

Independent Auditors' Report and
Supplemental Report on Internal Control

Financial Statements and Supplemental Schedule
Year Ended December 31, 2002

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

ABN AMRO Distribution Services (USA), Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Financial Statements and
Supplementary Information

For the Year ended December 31, 2002

Contents

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

To the Stockholder of
ABN AMRO Distribution Services (USA), Inc.

We have audited the accompanying statement of financial condition of ABN AMRO Distribution Services (USA), Inc. (the "Company") as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2003

ABN AMRO Distribution Services (USA), Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	264,931
Total assets	$	264,931
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	228,875
Due to Parent		220
Total liabilities		229,095
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		34,297
Retained earnings		1,538
Total stockholder's equity		35,836
Total liabilities and stockholder's equity	$	264,931

The accompanying notes are an integral part of these financial statements.

ABN AMRO Distribution Services (USA), Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Income

For the Year Ended December 31, 2002

Revenue:	
Distribution fees	$ 9,977,710
Interest income	506
Total revenue	9,978,216
Expenses:	
Distribution expenses	9,977,710
Total expenses	9,977,710
Income before income taxes	506
Provision for income taxes	220
Net income	$ 286

The accompanying notes are an integral part of these financial statements.

ABN AMRO Distribution Services (USA), Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2002

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2002	100	$ 1	$ 34,297	$ 1,252	$ 35,550
Net income	-	-	-	286	286
Balances at December 31, 2002	100	$ 1	$ 34,297	$ 1,538	$ 35,836

The accompanying notes are an integral part of these financial statements.

ABN AMRO Distribution Services (USA), Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2002

Cash flows from operating activities:

Net income		$ 286
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts payable	$ 228,875	
Increase in due to Parent	220	
Total adjustments		229,095
Net cash provided by operating activities		229,381
Cash at beginning of year		35,550
Cash at end of year		$ 264,931

The accompanying notes are an integral part of these financial statements.

ABN AMRO Distribution Services (USA), Inc.
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements

December 31, 2002

1. Organization

ABN AMRO Distribution Services (USA), Inc. (the "Company") is a wholly-owned subsidiary of PFPC Distributors, Inc. ("PFPCDI"), an indirect wholly-owned subsidiary of PFPC Inc. (the "Parent") and PFPC Trust Company ("Trust Co.") and an indirect, majority-owned subsidiary of The PNC Financial Services Group, Inc. (the "Corp."), a publicly traded company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers.

The Company serves solely as distributor and principal underwriter to the ABN AMRO Family of Funds (the "Funds") and, as a result, substantially all of the Company's revenues are earned from the Funds.

2. Significant Accounting Policies

Revenue Recognition - The Company earns distribution fee revenue from the Funds based on a percentage of outstanding net assets of certain classes of shares of such Funds. Monies from distribution fees are generally remitted to external brokers who distribute the shares of these Funds to investors. The revenue and expense associated with these fees are included as "Distribution fees" and "Distribution expenses," respectively, in the accompanying statement of income.

Cash - Cash is generally held in a money market demand account.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Interest Income - Interest income is earned on cash invested in money market demand accounts and is recognized when earned.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments - Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the balance sheet to be reasonable estimates of fair value.

3. Income Taxes

The operating results of the Company are included in the consolidated U.S. Federal tax returns of the Corp. and its subsidiaries. For state tax purposes, the Company either was included in the combined tax returns of Trust Co. and its subsidiaries or filed separate company returns. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

The income tax expense included in the statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2002	
Federal	$154
State	66
Total income tax provision	$220

The provision for federal income taxes differs from the statutory federal income tax rate of 35% primarily due to the federal deductibility of state income taxes. The Company does not have any significant temporary differences.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company has net capital, as defined, of $35,836, which was $10,836 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 6.39 to 1 as of December 31, 2002.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

5. Related Party Transactions

The Company shares office space, personnel and equipment with PFPCDI, which is under common control of the Parent. PFPCDI also bears all administrative expenses incurred by the Company, including professional fees, regulatory and registration expenses and personnel costs. The Company has not been charged for these shared costs or administrative expenses.

In addition, PFPCDI recognizes all revenue and operating expenses and assumes all liabilities of the Company. As a result, these financial statements are not necessarily indicative of the conditions that would have existed if the Company had operated as a standalone, unaffiliated company.

The members of the Board of Directors of the Company are employees of the Parent or Trust Co. For the year ended December 31, 2002, the Board members did not receive any remuneration for their services.

6. Subsequent Events

On January 30, 2003, the Company received a capital contribution of $150,000 from PFPCDI.

Supplementary Information

ABN AMRO Distribution Services (USA), Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2002

Net Capital:				
Stockholder's equity			$	35,836
Deduction for nonallowable assets				0
Net capital before haircuts on securities positions				35,836
Haircuts on securities				0
Net capital			$	35,836
Aggregate Indebtedness:				
Items included in statement of financial condition:				
Accounts payable	$	228,875		
Due to Parent		220		
Total aggregate indebtedness	$	229,095		
Computation of Basic Net Capital Requirement:				
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)			$	25,000
Net capital in excess of required minimum			$	10,836
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)			$	12,927
Ratio of aggregate indebtedness to net capital				6.39 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4):

The differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in the Company's unaudited PART IIA FOCUS Report on December 31, 2002 and filed January 27, 2003 are primarily due to the effect of various accrual adjustments. The adjustments resulted in a increase of .04 in the ratio of aggregate indebtedness to net capital.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

This page is an excerpt from the FOCUS Part 11A Report filed by ABN AMRO Distribution Services (USA) Inc., as of December 31, 2002, evidencing the SEC rule section under which exemption from SEC Rule 15c3-3 is claimed.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

The Board of Directors
ABN AMRO Distribution Services (USA), Inc.:

In planning and performing our audit of the financial statements of ABN AMRO Distribution Services (USA), Inc. (the "Company"), for the year ended December 31, 2002 (on which we issued our report dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, mistatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate

because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP